                                                                    EXHIBIT 99.4

                                                                 Fair Disclosure
                                                           [English Translation]
                                                                 August 11, 2004


SUBSCRIBER NUMBER FOR SEPTEMBER 2004

1.   BROADBAND


                         Products                    September

Residential              ADSL                          986,093
                         Cable Modem                 1,483,956
                         SUB-TOTAL                   2,470,049

Corporate                ADSL                           18,836
                         Cable Modem                     1,176
                         SUB-TOTAL                      20,012

VDSL                                                   240,541
LMDS                                                    22,345
Wireless LAN                                            33,402
TOTAL                                                2,786,349
NET ADDS                                                10,651



2.   VOICE


                         Products                    September (Unit: lines)

Residential                                            807,510
Corporate                                              307,250
VoIP                                                   148,595
TOTAL                                                1,263,355
NET ADDS                                                52,322


3.   LEASED LINE


                         Products                    September (Unit: lines)

Leased line                                              3,358
Internet dedicated                                       2,827
LMDS(I/D)                                                    8
International Leased Line                                   47
TOTAL                                                    6,240
NET ADDS                                                    -3


4.   GRAND TOTAL


TOTAL                                                4,055,944
NET ADDS                                                62,970
